SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No.    )*

              PERMA-FIX ENVIRONMENTAL SERVICES, INC.
         ________________________________________________
                         (Name of Issuer)

             Common Stock, Par Value $.001 Per Share
        _________________________________________________
                  (Title of Class of Securities)


                           714157-10-4
                          ______________
                          (CUSIP Number)

                        Thomas P. Sullivan
                        1021 Harvard Road
                   Grosse Point Park, MI 48230
                          (313) 885-8080
           ____________________________________________
          (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                           June 2, 1999
                       ____________________
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

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CUSIP NO.  714157-10-4
______________________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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CUSIP NO. 714157-10-4
_____________________

1.   Names of Reporting Persons,                     Thomas P. Sullivan
     I.R.S. Identification Nos. of Above Persons
     (entities only)

2.   Check the Appropriate Box if                    (a)  [X]
     a Member of a Group                             (b)  [ ]

3.   SEC Use Only

4.   Source of Funds                                  00

5.   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                            [ ]

6.   Citizenship or Place of Organization             U.S.

                         7.   Sole Voting Power:

     Number of Shares    8.   Shared Voting Power        1,500,000
     Beneficially
     Owned by Each       9.   Sole Dispositive Power
     Reporting Person
          With           10.  Shared Dispositive Power   1,500,000

11.  Aggregate Amount Beneficially           1,500,000
     Owned by Each Reporting Person

12.  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [ ]

13.  Percent of Class Represented by
     Amount in Row (11)                      7.42%

14.  Type of Reporting Person                IN


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CUSIP NO. 714157-10-4
_____________________

1.   Names of Reporting Persons,             Ann L. Sullivan
     I.R.S. Identification Number of
     Above Persons

2.   Check the Appropriate Box if            (a)  [X]
     a Member of a Group                     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds                         00

5.   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                   [ ]

6.   Citizenship or Place of Organization    U.S.

                         7.   Sole Voting Power:

     Number of Shares    8.   Shared Voting Power        1,500,000
     Beneficially
     Owned by Each       9.   Sole Dispositive Power
     Reporting Person
         With            10.  Shared Dispositive Power   1,500,000

11.  Aggregate Amount Beneficially           1,500,000
     Owned by Each Reporting Person

12.  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares     [  ]

13.  Percent of Class Represented by
     Amount in Row (11)                      7.42%

14.  Type of Reporting Person                IN



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CUSIP NO. 714157-10-4
_____________________

Item 1.   Security and Issuer
          ____________________

          This Schedule 13D relates to the common stock, par value $.001 ("Common Stock") of Perma-Fix Environmental Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1940 NW 67th Place, Gainesville, Florida 32653.

Item 2.   Identity and Background
          ________________________

          (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):
               1.   Thomas P. Sullivan; and
               2.   Ann L. Sullivan.

          (b)  The address of the Reporting Persons is:
               1201 Harvard Road
               Grosse Point Park, MI 48230.

          (c) Mr. Sullivan is a private investor and Director of the Company. Mrs. Sullivan is a private investor.

          (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Both of the Reporting Persons are U.S. Citizens.







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CUSIP NO. 714157-10-4
_____________________

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          On May 27, 1999 the Company, Chemical Conservation Corporation, a Florida corporation ("Chemical Florida"); Chemical Conservation of Georgia, Inc., a Georgia corporation ("Chemical Georgia"); Thomas P. Sullivan Living Trust, dated September 6, 1978 ("TPS Trust"); Ann
          L. Sullivan Living Trust dated September 6, 1978 ("ALS Trust"); Thomas P. Sullivan; and Ann L. Sullivan, entered into a Stock Purchase Agreement ("Chem-Con Stock Purchase Agreement") and the Company, Chem-Met Services, Inc. ("Chem-Met"), the TPS Trust, the ALS Trust, TPS and ALS entered into a Stock Purchase Agreement ("Chem-Met Stock Purchase Agreement"). Under the terms of the Chem-Con Stock Purchase Agreement and the Chem-Met Stock Purchase Agreement (collectively, the "Stock Purchase Agreements"), the Company purchased all of the outstanding capital stock of Chemical Florida and Chemical Georgia from the ALS Trust and all of the outstanding capital stock of Chem-Met from the TPS Trust. The above-described transaction closed on June 2, 1999.

          Under the terms of the Stock Purchase Agreements, the purchase price paid by the Company in connection with the acquisition of Chemical Florida, Chemical Georgia and Chem-Met was $8,700,000, consisting of (i) $1,000,000 in cash paid at closing, (ii) three promissory notes ("Promissory Notes"), in the aggregate amount of $4,700,000, to be paid in equal monthly installments of principal and interest of approximately $90,276.96 over five years and having an interest rate of 5.5% for the first three years and 7% for the remaining two years, with payment of such Promissory Notes being guaranteed by Chem-Met under a non-recourse guaranty, which non-recourse guaranty is secured by certain real estate owned by Chem-Met, and (iii) $3,000,000 paid in the form of 1,500,000 shares of Common Stock, paid to the ALS Trust at closing; however, if the ALS Trust owns any of such shares of Common Stock at the end of eighteen (18) months from the June 2, 1999, closing date (the "Guarantee Period") and the market value (as determined below) per share of Common stock at the end of the Guarantee Period is less than $2.00 per share, the Company shall pay the ALS Trust, within then (10) business days after the end of the Guarantee Period, an amount equal to the sum determined by multiplying the number of shares of Common Stock issued to the ALS Trust under the Stock Purchase Agreements that are still owned by the ALS Trust at the end of the Guarantee Period by $2.00 less the market value (as determined below) of such shares of Common Stock owned by the ALS Trust at the end of the Guarantee Period, with such amount, if any, payable by the Company to the ALS Trust, at the Company's option, in cash or in Common Stock or a combination thereof. Notwithstanding anything to the contrary, the aggregate number of shares of Common Stock issued or issuable under the Stock Purchase Agreements for any reason whatsoever shall not exceed eighteen percent (18%) of the number of issued and outstanding shares of Common Stock on the date

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CUSIP NO.  714157-10-4
______________________


          immediately preceding the June 2, 1999, closing date.
          The market value of each share of Common Stock at the end of the Guarantee Period shall be determined based on the average of the closing sale price per share of Common Stock as reported on the NASDAQ SmallCap Market ("NASDAQ") for the five (5) consecutive trading days ending with the trading day immediately prior to the end of the Guarantee Period. Under the Company's loan agreement, the Company may only pay any such amount due the ALS Trust at the end of the Guarantee Period in Common Stock unless the lender agrees that the Company may satisfy all or part of such in cash.

Item 4.   Purpose of Transaction
          ______________________

          The ALS Trust has acquired the Common Stock for investment purposes. The acquisition and disposition of Common Stock by Mr. and Mrs. Sullivan, the ALS Trust, and the TPS Trust are subject to certain restrictions described in Item 6 hereof.

          (a)  Pursuant to the terms of the Chem-Con Stock
               Purchase Agreement, the ALS Trust may be issued additional shares of Common Stock at the conclusion of the Guarantee Period, as described under Item 3 hereof.

          (d) The Reporting Persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the Company; however, pursuant to the terms of the Stock Purchase Agreements, the ALS Trust and the TPS Trust will have the right to select one nominee to the board of directors of the Company under certain circumstances. Additionally, following the closing of the acquisition of Chemical Florida, Chemical Georgia, and Chem-Met, the board of directors of the Company increased the number of directors to five and appointed Mr. Sullivan to such newly created vacant seat.

Item 5.   Interest in Securities
          ______________________

          The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. and Mrs. Sullivan as described herein is based upon 20,211,215 shares of Common Stock outstanding, as reported by the Company on June 4, 1999, to Mr. and Mrs. Sullivan to assist with this filing.


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CUSIP NO. 714157-10-4
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          (a)  The following table sets forth the aggregate number
               and percentage of the class of Common Stock identified pursuant to Item 1 beneficially owned by Thomas P. Sullivan and Ann L. Sullivan:

               Person                 Amount         Percentage
               ______                 ______         __________

               Thomas P. Sullivan     1,500,000      7.42%
               Ann L. Sullivan        1,500,000      7.42%

          (b) The following table sets forth the number of shares of Common Stock as to which Thomas P. Sullivan and Ann L. Sullivan have (1) the sole power to vote or direct the voting, (2) shared power to dispose or to direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition.

                                     Sole Voting    Shared Voting
                                     and Power of   And Power of
                                     Disposition    Disposition
                                     ____________   ______________

               Thomas P. Sullivan       -0-         1,500,000
               Ann L. Sullivan          -0-         1,500,000

          (c) During the sixty (60) days prior to the date of this Schedule 13D, there have been no transactions effected in the Common Stock by Mr. or Mrs. Sullivan other than the transaction as contemplated by the Stock Purchase Agreements, described in Item 3 hereof, prompting the filing of this Schedule 13D.

Item 6. Contracts, Agreements, Underwriters or Relationships with Respect to Securities of the Issuer.
          _________________________________________________________

          1. As described in Item 4(a) hereof, the ALS Trust may receive additional Common Stock upon the conclusion of the Guarantee Period.

          2. For a period of thirty (30) calendar days prior to the end of eighteen (18) months from June 2, 1999,
               (i) the TPS Trust, ALS Trust, Mr. and Mrs. Sullivan shall not, directly or indirectly, or in conjunction with or through any other person, firm, corporation, entity, partnership, company or association, sell or dispose of or otherwise transfer any shares of Common stock, or other securities of the Company, and (ii) the Company shall not, and shall cause its directors to not, buy or otherwise acquire any shares of Common Stock over the NASDAQ (other than in connection with the exercise of any outstanding warrants or the conversion of any outstanding options or convertible securities of the Company, or in

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CUSIP NO. 714157-10-4
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               connection with an underwritten public offering of
               Common Stock).

          3. In connection with the Stock Purchase Agreements, the ALS Trust, the TPS Trust, Mr. and Mrs. Sullivan agreed that for a period of two (2) years from the date of June 2, 1999, none of them shall without the prior consent of the Board of Directors of the Company (i) acquire or permit any of their affiliates to acquire beneficial ownership of any voting securities of the Company or any rights or option to acquire voting securities of the Company or any securities convertible into any voting securities of the Company, with the exception that Michael F. Sullivan and Patrick Sullivan, sons of Mr. and Mrs. Sullivan, may acquire shares of Common Stock; (ii) solicit, or encourage any solicitation of, or permit any of their affiliates to solicit, or encourage any solicitation of, (a) proxies with respect to voting securities of the Company, or (b) tender or exchange offers for voting securities of the Company or (c) any election contest relating to the election of directors of the Company; or (iii) take any action to acquire or affect the control of the Company, except that under the Stock Purchase Agreements, it is recognized that the TPS and ALS Trust together have the right to select one nominee to the Board of Directors of the Company under certain limited conditions as described in Item 4(d). Mr. Sullivan has been elected to the Company's Board of Directors to fill a newly created vacant board seat.

Item 7.   Materials to be Filed as Exhibits
          _________________________________

          1. Stock Purchase Agreement dated as of May 27, 1999, among Perma-Fix Environmental Services, Inc., Chemical Conservation Corporation, Chemical Conservation of Georgia, Inc., the Thomas P. Sullivan Living Trust, dated September 6, 1978, the Ann L. Sullivan Living Trust, dated September 6, 1978, Thomas P. Sullivan, and Ann L. Sullivan. (Exhibits and Schedules to this agreement as referenced therein are omitted, but will be provided to the Commission upon request).

          2. Stock Purchase Agreement dated as of May 27, 1999, among Perma-Fix Environmental Services, Inc., Chem-Met Services, Inc. the Thomas P. Sullivan Living Trust, dated September 6, 1978, the Ann L. Sullivan Living Trust, dated September 6, 1978, Thomas P. Sullivan, and Ann L. Sullivan. (Exhibits and Schedules to this agreement as referenced therein are omitted, but will be provided to the Commission upon request).

          3. Joint Filing Agreement, between Ann L. Sullivan and Thomas P. Sullivan dated June 11, 1999.





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CUSIP NO. 714157-10-4
_____________________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    June 12, 1999.

                              /s/ Thomas P. Sullivan

                              _____________________________________
                              Thomas P. Sullivan

                              /s/ Ann L. Sullivan
                              _____________________________________
                              Ann L. Sullivan









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